EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001, and 2000
(DOLLARS IN THOUSANDS)

	2004	2003	2002	2001	2000
Income (loss) before provision (benefit) for income taxes from continuing operations	$25,186	$26,510	$(17,885)	$(185,305)	$(30,314)
Fixed charges (a)	120,400	121,165	118,115	130,794	133,240
Earnings available for fixed charges	145,586	147,675	100,230	(54,511)	102,926
Fixed charges (a)	120,400	121,165	118,115	130,794	133,240
Excess of earnings over fixed charges (b)	$25,186	$26,510	$(17,885)	$(185,305)	$(30,314)

Ratio of earnings to fixed charges	1.21	1.22	—	—	—
Earnings available for combined fixed charges and preferred stock dividends	$161,248	$163,598	$116,153	$(38,588)	$120,048
Combined fixed charges and preferred stock dividends (c)	136,062	137,088	134,038	146,717	150,362
Excess of earnings over combined fixed charges and preferred stock dividends (d)	$25,186	$26,510	$(17,885)	$(185,305)	$(30,314)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.19	1.19	—	—	—

(a)	Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)

Earnings were inadequate to cover fixed charges for the years ended December 31, 2002, 2001 and 2000. Additional earnings of $17,885, $185,305 and $30,315 would have been required to cover fixed charges in the years ended December 31, 2002, 2001 and 2000, respectively.

(c)

Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends. Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 35.00% for the years ended December 31, 2004, 2003, 2002 and 2001. The tax rate for years ended December 31, 2000 was 39.55%.

(d)

Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2002, 2001 and 2000. Additional earnings of $17,885, $185,305 and $30,315 would have been required to cover fixed charges in the years ended December 31, 2002, 2001 and 2000, respectively.